

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 18, 2017

Thomas J. Cimino
Chief Financial Officer
Vantage Drilling International
777 Post Oak Boulevard, Suite 800
Houston, Texas 77056

Re: **Vantage Drilling International**
Registration Statement on Form S-1
Filed May 5, 2017
File No. 333-217678

Dear Mr. Cimino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Rod Miller, Esq.
Milbank, Tweed, Hadley & McCloy LLP